                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: May 4, 2006

LANOPTICS BUILDING 1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL PHONE: (972) 4-9596666 FAX: (972) 4-959 4166 http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD. ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2006 FIRST QUARTER RESULTS

     YOKNEAM, ISRAEL, May 4, 2006 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the first quarter ended March
31, 2006.

     For the three months ended March 31, 2006, LanOptics reported revenues of
US$ 1,435,000 versus US$ 1,873,000 in the first quarter of 2005 and US$
1,285,000 in the preceding quarter ended December 31, 2005. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. LanOptics incurred an operating loss of US$ 2,658,000, versus an operating loss of US$
2,013,000 in the first quarter of 2005 and US$ 1,829,000 in the preceding quarter ended December 31, 2005. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products. The balance of the expenses were related primarily to EZchip's sales and marketing activities. Net loss for the first quarter was
US$ 2,739,000, including stock based compensation expenses in the amount of US$
148,000 which are being reported for the first time pursuant to SFAS 123R, a loss of US$ 0.24 per share, compared to a net loss of US$ 2,096,000, or US$ 0.20 per share, for the same period last year and US$ 2,036,000 or US$ 0.18 per share in the preceding quarter ended December 31, 2005.

     "We are pleased to report that the NP-2, our third-generation network processor, has completed all required qualifications and testing and was officially released for commercial production. NP-2 is the only announced
10-Gigabit full duplex network processor with integrated traffic managers," said
Dr. Meir Burstin, Chairman of the Board. "We continue to witness growing demand for the NP-2 product line, mostly for new line cards in next-generation carrier metro equipment. We have over 50 NP-2 design wins to date, the first of which are expected to enter production during the second half of 2006.

     "In recent months, we are receiving strong validation for our strategic focus on network processors (NPUs) that are becoming a key part in carrier
Ethernet line cards. Deployment of metro Ethernet systems is growing and we see strong demand from Tier-1 customers to build such systems with network processors to enable the support of triple play services. The NP-2 was specifically designed to enable such services and we are now observing major business opportunities that may result in a significant increase in our market share in the future.

     "Our current revenues continue to reflect sales to only a handful of our
NP-1c customers that have products in production. Accordingly we have not yet realized the potential from all of our NP-1c design wins, which we expect will gradually mature into more meaningful revenues over the next couple of years. We currently have 35 NP-1c design wins in total, of which approximately half are already in their early-stages of production. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate our network processors, on market acceptance of these products, and on the pace of recovery in the telecommunications and related markets."

LANOPTICS BUILDING 1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL PHONE: (972) 4-9596666 FAX: (972) 4-959 4166 http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors integrate many functions normally found in separate chips into a single device. Flexibility, integration and high port-count make EZchip's solutions ideal for a wide range of Layer 2-7 applications for the carrier metro and edge, the enterprise backbone and data centers.

     For more information on EZchip, visit its web site at http://www.ezchip.com

     For more information on LanOptics, visit its web site at
http://www.lanoptics.com

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO
RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF
COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER
CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING
RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS
DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR
2006 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING
STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

LANOPTICS BUILDING 1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL PHONE: (972) 4-9596666 FAX: (972) 4-959 4166 http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

                                 LANOPTICS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   Three Months Ended
                                                                       March 31
                                                                      (Unaudited)
                                                                 2006             2005
                                                            ------------      ------------

Revenues                                                    $      1,435      $      1,873
Cost of Revenues                                                     634               739
Amortization of Developed Technology                                  86                60
                                                            ------------      ------------
Gross Profit                                                         715             1,074

Research & Development, Net                                        2,260             2,086
Selling, General & Administration                                  1,113             1,001
                                                            ------------      ------------

Operating Loss                                                    (2,658)           (2,013)

Financial and Other Expenses, net                                    (81)              (83)
                                                            ------------      ------------
Net Loss                                                    $     (2,739)     $     (2,096)
                                                            ============      ============

Net Loss per Share                                          $      (0.24)     $      (0.20)

Weighted Average Number of Shares Used in Computing Net
Losses per Share                                              11,633,952        10,626,285
                                                            ------------      ------------

                                   -- more --

LANOPTICS BUILDING 1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL PHONE: (972) 4-9596666 FAX: (972) 4-959 4166 http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

                                 LANOPTICS LTD.
                           CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                   March 31,    December 31,
                                                   --------      --------
                                                     2006          2005
                                                   --------      --------
                                                  (Unaudited)    (Audited)

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities     $ 17,616      $ 19,552
Trade Receivable                                      1,049           931
Other Receivables                                       508           300
Inventories                                           2,385         2,098
                                                   --------      --------
Total Current Assets                                 21,558        22,881

LONG-TERM INVESTMENTS:
Prepaid Development and Production costs, Net           366           381
Severance Pay Fund                                    1,612         1,564
                                                   --------      --------
Total Long-Term Investments                           1,978         1,945

PROPERTY & EQUIPMENT, NET                               316           351

Developed Technology, Net                               776           861
Goodwill                                              4,833         4,833
                                                   --------      --------
TOTAL ASSETS                                       $ 29,461      $ 30,871
                                                   ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                     $    919      $    338
Other Payables and Accrued Expenses                   2,134         1,916
                                                   --------      --------
Total Current Liabilities                             3,053         2,254

LONG TERM LIABILITIES:
Accrued Severance Pay                                 2,112         1,990
Warrants to Redeemable Preferred Shares                 252           253
                                                   --------      --------
Total Long-Term Liabilities                           2,364         2,243

PREFERRED SHARES IN A SUBSIDIARY                     38,817        38,567

SHAREHOLDERS' DEFICIENCY:
Share Capital                                            75            75
Additional Paid-in Capital                           61,333        61,185
Accumulated Other Comprehensive Income/(Loss)           (26)          (36)
Accumulated Deficit                                 (76,155)      (73,417)
                                                   --------      --------
Total Shareholders' Deficiency                     $(14,773)     $(12,193)
                                                   --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY     $ 29,461      $ 30,871
                                                   ========      ========